Filed pursuant to Rule 433

Registration No. 333-212284-01

February 1, 2018

PRICING TERM SHEET

3.500% Notes due 2028

Issuer:	ERP Operating Limited Partnership

Security:	3.500% Notes due 2028

Anticipated Ratings*:	A3 by Moody’s Investors Service, Inc. A- by Standard & Poor’s Ratings Services A by Fitch Ratings Services

Principal Amount Offered:	$500,000,000

Trade Date:	February 1, 2018

Settlement Date:	February 7, 2018 (T+4)

Maturity Date:	March 1, 2028

Coupon:	3.500%

Interest Payment Dates:	Payable semiannually on March 1 and September 1, commencing September 1, 2018

Price to Public:	99.402%

Benchmark Treasury:	2.250% due November 15, 2027

Benchmark Treasury Price and Yield:	95-18 / 2.771%

Spread to Benchmark Treasury:	+80 basis points

Re-Offer Yield:	3.571%

Make-Whole Call:	Treasury rate plus 15 basis points

Optional Redemption:	Issuer may redeem at any time in whole or, from time to time in part, at a redemption price equal to the sum of (i) the principal amount being redeemed plus accrued interest thereon to the redemption date and (ii) the Make-Whole Amount (as described in the Prospectus), if any; provided, that if the notes are redeemed on or after December 1, 2027 (the date that is three months prior to the maturity date of the notes), the redemption price will not include the Make-Whole Amount

Net Proceeds:	$493,760,000

Day Count Convention:	30 / 360

Denominations:	$1,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	26884A BJ1 / US26884ABJ16

Joint Book-Running Managers:	Deutsche Bank Securities Inc. J.P. Morgan Securities LLC UBS Securities LLC Barclays Capital Inc.

Senior Co-Managers:	BNY Mellon Capital Markets, LLC Mizuho Securities USA LLC Scotia Capital (USA) Inc.

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC Fifth Third Securities, Inc. Regions Securities LLC SMBC Nikko Securities America, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement including a prospectus and a prospectus supplement with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling Deutsche Bank Securities Inc. at 1-800-503-4611 or by calling J.P. Morgan Securities LLC at 1-212-834-4533 or by calling UBS Securities LLC at 1-888-827-7275.